December 20, 2011

VIA EDGAR AND EMAIL

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Amanda Ravitz

    Aslynn Hogue

    Jay Webb

Re:	Irvine Sensors Corporation (the “Company”)

Preliminary Proxy Statement on Schedule 14A

Filed October 24, 2011

Revised Preliminary Proxy Statement on Schedule 14A

Filed November 7, 2011

Definitive Proxy Statement on Schedule 14A

Filed December 9, 2011

File No. 001-08402

Ladies and Gentlemen:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 19, 2011 (the “Comment Letter”) regarding the above-referenced filings of the Company. Set forth below are the Company’s responses to the Comment Letter. The numbered responses below contain each of the Staff’s comments from the Comment Letter and correspond to the numbered comments contained in the Comment Letter. Enclosed herewith also please find a revised draft Definitive Proxy Statement, as filed today on EDGAR, marked against the draft filed December 9, 2011.

Staff Comment

1.	Please expand your response to prior comment 3 to revise where appropriate, such as in this section and “The Transaction” on page 1, to highlight the significance of the assets to be sold to your business. For example, we note that the Thermal Imaging Business accounted for approximately 63.3% of your total revenue in fiscal 2011. Please also revise where appropriate to describe the impact of the asset sale on your business or describe your business operations upon completion of the asset sale.

Company Response

The Company has amended its filing to include additional disclosure regarding the significance of the assets to be sold to the Company’s business and the expected outcome of the sale on the Company’s business and its business operations.

U. S. Securities and Exchange Commission

December 20, 2011

Staff Comment

2.	Please refer to the pro forma financial statements included herein and at Appendix F, and address the following:

•

Present pro forma consolidated statements of operations for each of the fiscal years ended October 2, 2011 and October 3, 2010 that disclose income (loss) from continuing operations before nonrecurring charges or credits directly attributable to the transaction rather than your current pro forma operating statement disclosures of pro forma net income (loss) which includes a non-recurring gain from discontinued operations.

•

We note your pro forma balance sheet includes an $11.5 million pro forma adjustment that appears to give effect to the gain on the sale of the Thermal Imaging Business as well as other items. Please revise the notes to the pro forma financial statement to disclose the detail components of the referenced adjustment, and to explain how each component was calculated, including the method and assumptions used in estimating each amount.

•	Show all pro forma adjustments on a gross basis and accurately reference each adjustment to footnotes that clearly explain the assumptions involved, including how they were computed.

Company Response

•

The Company has amended its filing to eliminate the gain on sale of discontinued operations. Accordingly, the loss now shown is from continuing operations only. There were no other nonrecurring charges or credits directly attributable to the transaction.

•	The Company has amended its filing to segregate each component of every adjustment and added footnotes to explain how said adjustments were computed.

•	The Company has amended its filing to show all pro forma adjustments on a gross basis.

Staff Comment

3.

Please tell us why all amounts related to the liabilities and stockholders’ deficit of your Thermal Imaging Business to be sold that are presented in the unaudited pro forma consolidated balance sheet at page D-39 do not agree with equivalent amounts in the unaudited Thermal Imaging Business balance sheet presented at page E-2. Also, tell us why the October 2, 2011 statement of operations adjustments for the Thermal Imaging Business to be sold that are presented at

U. S. Securities and Exchange Commission

December 20, 2011

page D-40 do not include the tax provision that is presented in its October 2, 2011 historical statement of operations at page E-3. Revise the filing as necessary to ensure that amounts related to your Thermal Imaging Business presented in your pro forma financial statements agree with related amounts in the unaudited Thermal Imaging Business financial statements included in Appendix E or tell us why no revisions are necessary.

Company Response

Amounts related to the liabilities and stockholders’ deficit of the Thermal Imaging Business to be sold that were presented in the unaudited pro forma consolidated balance sheet at page D-39 in the Company’s original filing did not agree with equivalent amounts in the unaudited Thermal Imaging Business balance sheet presented at page E-2 of the Company’s original filing due to the elimination of the payable to parent in the pro-forma amounts for the Thermal Imaging Business. The Company has amended its filing to reflect such payable to parent in the pro-forma amounts related to the Thermal Imaging Business and has eliminated such payable through a pro-forma adjustment.

Amounts related to the pro-forma statement of operations of the Thermal Imaging Business to be sold did not agree to the equivalent amounts presented in the unaudited statement of operations of the Thermal Imaging Business due to the elimination of the tax provision relating to the Thermal Imaging Business in the pro-forma statements for that business. The Company did not originally include the tax provision for the Thermal Imaging Business in the pro-forma statements as such provision is eliminated in the consolidated financial statements of the Company due to losses from other operations. The Company has amended its filing to include the income tax provision of the Thermal Imaging Business in the pro-forma statement of operations for the Thermal Imaging Business and eliminated such provision through a pro-forma adjustment.

Staff Comment

4.	Refer to our prior comment 1. We see the proxy now includes unaudited financial statements as of and for the fiscal years ended October 2, 2011 and October 3, 2010 for the Thermal Imaging Business to be sold. Please tell us how the referenced financial statements address the guidance at and disclosure requirements of SAB Topic 1(B)(1). Revise the Thermal Imaging Business financial statements as necessary to comply with the disclosure requirements of SAB Topic 1(B)(1). For example, based on information in Note 3(b) in your pro forma financial statements, it appears you are required to disclose an explanation of the expense allocation methods used, in the notes to the financial statements as well as a management’s assertion, if true, that the allocation method used is reasonable.

U. S. Securities and Exchange Commission

December 20, 2011

Company Response

The Company has added language in its amended filing to explain the allocation of overhead costs to the inventory of the Thermal Imaging Business and has included a representation that the Company believes such method is consistent and reasonable. The Company has also reviewed SAB Topic 1(B)(1) and determined that no other expense allocations are required for separate disclosure pursuant to such Staff Bulletin.

*    *    *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company many not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please don’t hesitate to contact the undersigned at (714) 444-8858 or the Company’s counsel, Ellen S. Bancroft, Esq. at (949) 933-8093.

Thank you very much for your assistance in this matter.

Very truly yours,

IRVINE SENSORS CORPORATION

/c/ Dan Regalado

Dan Regalado
Chief Financial Officer

Enclosure

cc: Ellen S. Bancroft, Esq.